SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001-80

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Sabesp” or “Company”), in compliance with the provisions of Article 157, Paragraph 4, of Law 6.404/76 and the provisions of Instruction 358 of the Brazilian Securities and Exchange Commission (“CVM”), dated January 3, 2002, as amended, in continuity informs to its shareholders and the market in general that, in continuity with the Material Fact of February 3, 2021, informs its shareholders and the market in general that today, the Board of Executives Officers extended, from March 31 to April 30, 2021, the measures to minimize the economic impacts of the pandemic for commercial and service establishments, as follows:

i)	Suspend cuts and renegotiate debts for commercial and service customers residing in the operated municipalities that are in the orange and red phases of the São Paulo/Covid-19 Plan;

ii)	The validity period will be until the end of April 2021;

iii)	The existing debts, including the agreements signed during the pandemic period, will be renegotiated without the application of a fine and interest, only monetary adjustment, according to the Company's policy and procedure;

iv)	The term for installments will be 12 months, from the date of the renegotiation of outstanding balances;

v)	The debtor will not be included in the credit protection register for debts until the end of April 2021; and

vi)	Debtors which may have been included in the credit protection register during the pandemic will be withdrawn immediately after the debt is renegotiated with Sabesp.

The Company will keep the market informed on the developments concerning this Material Fact.

São Paulo, March 16, 2021.

Rui de Britto Álvares Affonso
Diretor Econômico-Financeiro e de Relações com Investidores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 16, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.